February 11, 2008

SENT VIA EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: The Female Health Company Form 10-KSB for the year ended September 30, 2007
       File No. 1-13602

Dear Mr. Cash:

The following are the responses of The Female Health Company (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission dated January 30, 2008 relating to the Company's Form 10-KSB for the year ended September 30, 2007.  For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-KSB for the Year Ended September 30, 2007

General

Comment No. 1

It appears that your public float may have exceeded $25 million in the years ended September 30, 2007, 2006 and 2005. Please clarify for us how you determined that you qualify as a small business issuer.  Reference Item 10 of Regulation S-B.

Response to Comment No. 1

With respect to the public float limit, Item 10(a)(2)(iii) of Regulation S-B provides that once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the public float limit at the end of two consecutive years.  The public float limit is tested by use of a price at which the Company's stock was last sold, or the average of the bid and asked prices of such stock, on a date within 60 days prior to the end of the Company's fiscal year end.

As of September 30, 2006, there were 24,208,391 shares of the Company's $0.01 par value common stock (the "Common Stock") outstanding, the only class of common equity of the Company.  Directors and executive officers of the Company (who are all affiliates of the Company) collectively held 7,602,788 shares of Common Stock as of September 30, 2006.  As a result, the number of shares of Common Stock held by non-affiliates was 16,605,603.  On September 25, 2006, a date within 60 days of the Company's fiscal year end of September 30, 2006, the Common Stock closed at $1.20 per share on the OTC Bulletin Board.  At that price, the Company's public float was $19,926,724 (16,605,603 shares x $1.20 = $19,926,724).  Because that number is less than $25 million, the Company was under the public float limit for its fiscal year ended September 30, 2006, and because ending small business issuer status requires that an issuer exceed the public float limit for two consecutive years, the Company was also a small business issuer for its fiscal years ended September 30, 2007 and September 30, 2005.

Item 1. Description of Business, page 5
Product, page 5

Comment No. 2.

Please revise future filings to disclose and discuss the process and expected timing for FDA approval of FC2.

Response to Comment No. 2:

The disclosure in the Company’s Form 10-QSB for the quarter ended December 31, 2007 will be expanded to read as follows:

The FC2 pre-market approval application (PMA) submitted by the Company on January 8, 2008, was accepted for FDA review on January 28, 2008.  That acceptance marks the beginning of the FDA review process, which generally can take up to 180 active review days.  During this process, the FDA may ask questions regarding the submission.  The time spent on answering such questions is not counted as review process time.  Following the FDA review, the submission’s merits will be reviewed and discussed by FDA’s OB-GYN Device Advisory Panel.  The final step to approval is negotiation and approval of the product’s labeling.  The entire process may typically take up to 360 days.

Item 6. MD&A – Liquidity and Sources of Capital, page 20

Comment 3

With a view towards future disclosure, please explain to us why your accounts receivable balance significantly increased and help us understand why days outstanding are so significant in light of the fact that your disclosed payments terms are a net 30 day basis.

Response to Comment No. 3:

Historically, the Company’s “standard” credit terms to its largest customer class has been 30 days net.  However, as the Company business with distribution partners expanded, it was necessary to offer competitive credit terms typical for that customer class.  Such terms vary from 60 to 90 days net, depending on what is customary in the country where the distributor does business.  Also, as is typical in the Company's business, the Company occasionally offers extended credit terms as a sales promotion.  The increased sales to distributors and the occasional credit extension have increased days outstanding for sales in recent periods.  An analysis of the past five quarters reveals that days’ sales outstanding average is about 60 days.

To understand the accounts receivable balance at year end, it is necessary to know the Company’s production and sales pattern.  A typical quarter falls like this:  In the first half of each quarter, the Company's UK subsidiary produces goods to be sold by its North American parent.  As a result, a significant portion of the sales in the first half of the quarter are inter-company transactions which have no impact on accounts receivable as it eliminates in consolidation.  These inter-company sales arrive in the US from about mid-quarter and onward.  So the US parent’s sales occur primarily in the second half of the quarter, a function of when its inventory arrives. Production of inter-company sales in months one and two also reduces the UK subsidiary’s third party sales in the first half of the quarter.  Thus, the Company’s pattern of production and sales tends to cause accounts receivable to spike near the quarter end.

At September 30, 2007, the accounts receivable balance of $6.1 million represented approximately 74 days’ sales outstanding.  This was due to both the Company’s typical production and sales pattern and the inclusion of a $1 million invoice with extended terms (120 days).

In future filings, the Company will expand the credit terms disclosure to describe the Company's terms and reflect the current average days’ sales outstanding.

Note 1. Nature of Business and Significant Accounting Policies, page F-7
Deferred Grant Income, page F-9

Comment No. 4:

Please provide us a more comprehensive discussion of the nature of the project for which you received grant money from the British Linkage Challenge Fund.  In this regard, please also more fully describe how you determined that the contributions should be recognized as income.

Response to Comment No. 4:

The Company receives grant monies from the British Linkage Challenge Fund (the "BLCF").  This fund was set up by the UK Department for International Development and is a cost and risk sharing grant scheme to develop partnerships between businesses nationally and internationally and to carry out innovative pilot projects. The grants are provided on the basis of a 1:1 funding by the BLCF and the companies involved. The BLCF's goal is to improve access to sustainable livelihood opportunities for poor people by improving the competitiveness and ability of business to access markets. This is done through linkages that exchange technology, skill, information and market access. The BLCF's expected outcomes are productive inter-firm linkages among firms of all sizes and all activity, involved in export or domestic markets, services as well as processed goods.

The project for which the Company receives this grant relates to the development of a linkage with Hindustan Latex Limited, in India, to manufacture the female condom in India and develop the market for the product in that country.

The grant received is split between the Company and Hindustan Latex Limited pro-rata to their respective expenditure on the project.

The Company recognized that there are no U.S. accounting pronouncements that specifically address how to account for government grants.  The Company utilized the general precepts of U.S. GAAP and the principles of matching and conservatism to determine how to account for the grant monies received.  The Company also utilized the guidance of International Accounting Standard No. 20 – Accounting for Government Grants and Disclosure of Government Assistance to further support the Company's accounting treatment of the grant received.  The Company allocates its share of the grant monies to capital and expense pro-rata to the respective cost allocated to the project.  Grant proceeds for expenses are credited to income in the quarter incurred.  Grant proceeds for capital expenditure are deferred and released to income in line with the depreciation of the relevant assets.

Note 6. Income Taxes, page F-12

Comment No. 5

Please revise future filings to disclose and discuss how you determined the amount of tax valuation allowance that you released and how you will assess the remaining allowance in future periods.

Response to Comment No. 5:

We account for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-affected temporary differences between the financial reporting and tax bases of our assets and liabilities, and for net operating loss and tax credit carryforwards.

During fiscal year 2007, we recorded an income tax benefit of $825,000. This benefit consisted of an $825,000 reduction in the valuation allowance related to a portion of our deferred tax assets that will more likely than not be realized, based on future projected taxable income. In evaluating our ability to realize our deferred tax assets we consider all available positive and negative evidence including our past operating results and our forecast of future taxable income. In determining future taxable income, we make assumptions to forecast U.S. federal, U.S. state, and international operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage our business. We intend to maintain the remaining valuation allowance until sufficient further positive evidence exists to support further reversals of the valuation allowance. Our income tax expense recorded in the future will be reduced to the extent of offsetting decreases in our valuation allowance.  We will expand the discussion of the determination of our tax valuation allowance in future filings.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (312) 595-9742 if you have any questions on any of the responses to your comments.

Best regards,
The Female Health Company

/s/ Donna Felch

Donna Felch
Vice President and Chief Financial Officer